Exhibit 99.1

BiondVax Announces Third Quarter 2019 Financial Results and Business Update

Jerusalem, Israel – November 26, 2019 — BiondVax Pharmaceuticals Ltd. (Nasdaq: BVXV), a Phase 3 clinical stage biopharmaceutical company focused on developing and commercializing M-001, a universal flu vaccine candidate, today announced its financial results for the quarter ended September 30, 2019.

Third Quarter 2019 Financial Summary

Results are in New Israel Shekels (NIS) and convenience translation to $US is provided using the exchange rate of 3.482 (NIS/$US) as at September 30, 2019.

●	Third quarter operating expenses were NIS 18.9m ($5.4m) compared with NIS 5.8m for the third quarter of 2018;

●	Third quarter R&D expenses amounted to NIS 16.1m ($4.6m) compared with NIS 4.3m for the third quarter of 2018;

Expenses were related to execution of planned ongoing operations, including the ongoing pivotal, clinical efficacy, Phase 3 trial of the Company’s M-001 Universal Flu Vaccine candidate and construction of a mid-size pilot manufacturing facility.

As of September 30, 2019, BiondVax had cash and cash equivalents of NIS 75.2 million ($21.6 million) as compared to NIS 33.9 million as of June 30, 2019.

Recent Business highlights:

●	$20 million was raised in a shareholder rights offering that concluded in July 2019. As a consequence of the offering and an associated option to purchase ordinary shares that were not purchased by other shareholders in the offering, Angels Investments in High Tech Ltd., wholly owned by Marius Nacht, lead investor of the aMoon Fund, held approximately 42% of outstanding BiondVax shares.

●	Mr. Mark Germain was appointed Chairman of BiondVax’s Board of Directors, effective September 30, 2019.

●	In October 2019, BiondVax received €4 million from the European Investment Bank (EIB). These funds are the final tranche of the previously announced co-financing agreement signed in June 2017 and extended in April 2019 from €20 million to €24 million.

●	Laboratory work for the primary and secondary outcome measures in the NIAID-sponsored Phase 2 clinical trial in the USA is now complete and the analysis is ongoing. Results are expected by Q2 2020.

●	Enrollment and randomization of 12,463 participants was successfully completed in the pivotal, clinical efficacy, Phase 3 trial of BiondVax’s M-001 Universal Influenza Vaccine candidate.

 ** Tables to Follow **

About BiondVax

BiondVax (NASDAQ: BVXV) is a Phase 3 clinical stage biopharmaceutical company developing a universal flu vaccine. The vaccine candidate, called M-001, is designed to provide multi-strain and multi-season protection against current and future, seasonal and pandemic influenza. BiondVax’s proprietary technology utilizes a unique combination of conserved and common influenza virus peptides intended to stimulate both arms of the immune system for a cross-protecting and long-lasting effect. In a total of 6 completed Phase 1/2 and Phase 2 clinical trials, covering 698 participants, the vaccine has been shown to be safe, well-tolerated, and immunogenic. The ongoing pivotal Phase 3 clinical trial aims to assess safety and effectiveness of M-001 in reducing flu illness and severity. Please visit www.biondvax.com.

Contact Details

Joshua E. Phillipson | +972 8 930 2529 | j.phillipson@biondvax.com

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the Private Litigation Reform Act of 1995. Words such as “expect,” “believe,” “intend,” “plan,” “continue,” “may,” “will,” “anticipate,” and similar expressions are intended to identify forward-looking statements. These forward-looking statements reflect the management’s current views with respect to certain current and future events and are subject to various risks, uncertainties and assumptions that could cause the results to differ materially from those expected by the management of BiondVax Pharmaceuticals Ltd. Risks and uncertainties include, but are not limited to, the prosecution and outcome of the ongoing Phase 2 and Phase 3 trials and any subsequent trials; timing of publication by NIAID of the results of the NIH/NIAID conducted Phase 2 clinical trial in the USA; timing of receipt of regulatory approval of the new manufacturing facility; ability to demonstrate the efficacy and safety of the vaccine; the timing of clinical trials and marketing approvals; the risk that drug development involves a lengthy and expensive process with uncertain outcome; the ability of the Company to maintain, preserve and defend its intellectual property and patents granted; whether our vaccine candidate will successfully advance through the clinical trial process on a timely basis, or at all, and receive approval from the United States Food and Drug Administration or equivalent foreign regulatory agencies; the adequacy of available cash resources and the ability to raise capital when needed. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2018 filed with the U.S. Securities and Exchange Commission, or SEC, which is available on the SEC’s website, www.sec.gov, and in the Company’s periodic filings with the SEC. We undertake no obligation to revise or update any forward-looking statement for any reason.

BALANCE SHEETS

In thousands, except share and per share data

				Convenience translation
	December 31,	September 30,		September 30,
	2018	2018	2019	2019
	Audited	Unaudited		Unaudited
	N I S			U.S. dollars
CURRENT ASSETS:
Cash and cash equivalents	75,883	52,985	75,247	21,610
Other receivables	965	2,716	1,887	542

	76,848	55,701	77,134	22,152
LONG-TERM ASSETS:
Property, plant and equipment	28,249	24,175	34,324	9,857
Right-of-se assets	-	-	7,371	2,117
Other long term assets	740	888	507	146

	28,989	25,063	42,202	12,120

	105,837	80,764	119,336	34,272

CURRENT LIABILITIES:
Trade payables	20,723	1,732	1,552	446
Operating lease liability	-	-	697	200
Other payables	1,076	981	820	235

	21,799	2,713	3,069	881
LONG-TERM LIABILITIES:
Liability in respect of government grants	14,643	12,930	14,454	4,151
Operating lease liability	-	-	6,898	1,981
Loan from others	94,360	42,770	108,353	31,118
Warrants	6,168	7,759	6,908	1,984
Accrued severance pay, net	82	81	87	25

	115,253	63,540	136,700	39,259
SHAREHOLDERS' EQUITY:
Ordinary shares of NIS 0.0000001 par value:
Authorized: 600,000,000 shares at September 30, 2019, 2018 (unaudited) and December 31, 2018; Issued and outstanding: 402,351,657, 261,419,599 and 261,41,599 shares at September 30, 2019, 2018 (unaudited) and December 31, 2018, respectively	*)-	*)-	*)-	*)-
Share premium	179,929	179,871	256,889	73,776
Accumulated deficit	(211,144)	(165,360)	(277,322)	(79,644)

	(31,215)	14,511	(20,433)	(5,868)

	105,837	80,764	119,336	34,272

*) Represents an amount lower than NIS 1.

STATEMENTS OF COMPREHENSIVE LOSS

In thousands, except share and per share data

						Convenience translation
	Year ended December 31,	Three months ended September 30,		Nine months ended September 30,		Nine months ended September 30,
	2018	2018	2019	2018	2019	2019
	Audited	Unaudited				Unaudited
	N I S					U.S. dollars
Operating expenses:

Research and development, net of participations	71,913	4,347	16,133	45,297	37,037	10,637
Marketing, general and administrative	5,154	1,475	2,790	3,804	8,741	2,510

Total operating expenses	77,067	5,822	18,923	49,101	45,778	13,147

Operating loss	(77,067)	(5,822)	(18,923)	(49,101)	(45,778)	(13,147)

Financial income	2,936	3,729	169	9,817	193	55
Financial expense	(13,596)	(157)	(601)	(2,659)	(20,593)	(5,914)

Total financial income (expense), net	(10,660)	3,572	(432)	7,158	(20,400)	(5,859)

Loss and total comprehensive loss	(87,727)	(2,250)	(19,355)	(41,943)	(66,178)	(19,006)

Basic and diluted net loss per share (in NIS)	(0.34)	(0.01)	(0.05)	(0.16)	(0.23)	(0.07)

Weighted average number of shares outstanding used to compute basic and diluted loss per share	261,419,599	261,419,599	377,899,911	261,419,599	290,794,601	290,794,601

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